EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended
	Fiscal year ended March 31,					December 31,	December 31,
	2006	2007	2008	2009	2010	2009	2010
	(in thousands)
Earnings:
Income (loss) before income taxes	$27.3	$60.7	$69.7	$(58.1)	$(12.8)	$(10.1)	$1.0
Fixed charges:
Interest expense from continuing operations	23.2	15.2	12.8	12.2	12.0	9.1	8.9
Interest expense from discontinued operations	0.2	0.5	1.0	0.2	-	-	-
Amortization of deferred financing	1.2	0.7	0.6	0.5	0.6	0.5	0.6
Interest on capital lease obligations	-	-	0.2	0.5	0.6	0.4	0.4
Interest portion of rental expense	1.3	1.4	1.8	1.9	1.8	1.4	1.4
Total Earnings	$53.2	$78.5	$86.1	$(42.8)	$2.2	$1.3	$12.3

Fixed charges:
Interest expense from continuing operations	$23.2	$15.2	$12.8	$12.2	$12.0	$9.1	$8.9
Interest expense from discontinued operations	0.2	0.5	1.0	0.2	-	-	-
Amortization of deferred financing fees	1.2	0.7	0.6	0.5	0.6	0.5	0.6
Interest on capital lease obligations	-	-	0.2	0.5	0.6	0.4	0.4
Interest portion of rental expense	1.3	1.4	1.8	1.9	1.8	1.4	1.4
Total Fixed charges	$25.9	$17.8	$16.4	$15.3	$15.0	$11.4	$11.3

Ratio of earnings to fixed charges	2.1	4.4	5.2	(a)	(a)	(a)	1.1

(a)
For the years ended March 31, 2009 and 2010 earnings were insufficient to cover fixed charges by approximately $58.1 million and $12.8 million, respectively.  For the nine months ended December 31, 2009 earnings were insufficient to cover fixed charges by approximately $10.1 million.